Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	June 23, 2021

Eldorado Gold Releases 9th Annual Sustainability Report

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to release its 2020 Sustainability Report (the “Report”), titled Sustainability from the Ground Up, which includes details of the Company’s Sustainability Framework and its Environmental, Social and Governance (“ESG”) performance.

The Report is our 9th annual published report and has been prepared in accordance with the Global Reporting Initiative ("GRI") core standards and the Sustainability Accounting Standards Board ("SASB") Metals & Mining standard.

The Report is available on Eldorado Gold’s website (https://www.eldoradogold.com/responsibility) and has been filed on SEDAR (www.sedar.com).

Report Highlights

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The articulation of a global Sustainability Framework that outlines our commitments to operating responsibly. These include: fostering safe, inclusive and innovative operations; building engaged and prosperous communities; delivering responsibly produced products; and creating a healthy environment now and for the future.

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Development of a Company-wide Sustainability Integrated Management System (“SIMS”), which sets out minimum standards to measure and track our ESG performance in line with industry-leading standards and frameworks.

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Achievement of our sustainability-related Corporate scorecard targets for 2020, which included our 2020 environmental and Health & Safety performance, as well as the development of SIMS.

Safe, inclusive, and innovated operations

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Successful management of COVID-19 through the implementation of strict protocols to keep our people safe and our operations performing to guidance.

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Achievement of gender parity on our Board as well as a 33% female hire rate in Canada, up from 18% female hire rate in 2019.

Engaged and prosperous communities

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Support for in-country community projects, with total spending of US$3M, including critical infrastructure, access to education and health care to advance sustainable development in the regions where we operate. Payments to in-country suppliers accounted for US$417M, or 85% of total supplier spending.

Responsibly produced products

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Adopting the World Gold Council’s Responsible Gold Mining initiative and completing external assurance for Year One.

Healthy environment now and for the future

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Development of an energy and carbon management system to identify opportunities for energy efficiency and Greenhouse Gas (“GHG”) reductions across our business.

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Commitment to disclosing our climate strategy in line with the Task Force on Climate-related Financial Disclosure (“TCFD”) and establishing targets for GHG reductions which we aim to share with stakeholders later this year.

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Reclaiming more than 10 hectares of land to its original state.

George Burns, Eldorado’s President and CEO said, “Eldorado is committed to integrating sustainability from the ground up in all our business practices to create long-term value for our stakeholders. We are focused on the highest safety and environmental standards, establishing and maintaining prosperous and positive relationships with our communities and host governments, and creating real, lasting and tangible benefits for the people whose lives our operations touch. To create the tomorrow we desire, we know that care and attention is required in our business decisions today. I’m particularly proud of the progress our teams have delivered to take action on climate change as well as embed inclusive diversity within our business. Together, we are raising the bar for sustainable mining practices.”

Judith Mosely, Chair of Eldorado’s Sustainabilty Committee said, “How an organization governs sustainability is as vital as the performance metrics it discloses. Eldorado created a very solid foundation for sustainability in 2020 and has delivered on strengthening its sustainability governance. Eldorado is well positioned to deliver on stakeholder expectations as it continues to build a sustainable, high-quality business in the gold mining sector.”

Feedback

We welcome feedback from all stakeholders regarding our sustainability reporting. Please direct comments or requests for further information to sustainability@eldoradogold.com.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Lisa Wilkinson, VP, Investor Relations
604.757.2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: implementing the Sustainability Framework  and SIMs and the ability to meet the same; establishing sustainability and environmental targets, goals and strategies, including related to GHG emissions, and the ability to meet the same; implementing the Sustainability Framework  and SIMs; meeting diversity and safety goals; our expectations regarding establishment of resources through our continued exploration programs, the timing and quantity of annual gold production; our strategy with respect to non-core assets; mineral reserves and resources, our guidance and outlook, including expected production and recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, including timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the completion and results of our exploration programs; mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet sustainability, environmental, diversity or safety targets, goals and strategies; inability to implement meet the Sustainability Framework  and SIMs ; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction and exploration, geopolitical and economic climate (global and local), risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market, recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Information and Risks” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.